Exhibit 97.1

W&T OFFSHORE, INC.

CLAWBACK POLICY

Purpose

The Board of Directors (the “Board”) of W&T Offshore, Inc. (the “Company”) has adopted this policy which provides for the recoupment of certain executive  compensation in the event of a required accounting restatement of the Company’s financial statements due to material noncompliance with financial reporting requirements under the U.S. federal securities laws (which shall exclude any restatement caused by a change in applicable accounting rules or interpretations), or an error or mistake in the calculation of a performance metric or goal that was the basis of the payment of incentive-based compensation (as defined below) (the “Policy”). This Policy is designed to comply with Section 10D of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the rules promulgated thereunder, and the listing standards of the national securities exchange on which the Company’s securities are listed.

Administration

This Policy shall be administered by the Compensation Committee of the Board (the “Committee”). Any determinations made by the Committee shall be final and binding on all affected individuals. The Committee is authorized to interpret and construe this Policy. It is intended that this Policy be interpreted in a manner that is consistent with the requirements of Section 10D of the Exchange Act and the applicable rules or standards adopted by the Securities and Exchange Commission or any national securities exchange on which the Company’s securities are listed. The Committee may require that any employment or service agreement, equity award agreement, or similar agreement or arrangement entered into on or after the Effective Date (as defined below) shall, as a condition to the grant of any benefit thereunder, require a Subject Executive (as defined below) to agree to the terms of this Policy.

Subject Executives; Recoupment; Accounting Restatement

The Committee shall, as to (i) any current or former executive officer (as determined by the Committee in accordance with Section 10D of the Exchange Act, the rules promulgated thereunder, and the listing standards of the national securities exchange on which the Company’s securities are listed) and (ii) such other senior executives/employees who may from time to time be deemed subject to this Policy by the Committee (all individuals identified in clause (i) or (ii) a “Subject Executive”), cause the Company to require the reimbursement by the Subject Executive of all or a portion of any incentive-based compensation paid or awarded to the Subject Executive up to the amounts specified below where: (a) the Company is required to prepare an accounting restatement of its financial statements due to the Company’s material noncompliance with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (each an “Accounting Restatement”), (b) the payment to the Subject Executive was predicated upon the achievement of certain financial results that were subsequently the subject of the Accounting Restatement or the miscalculation and (c) the amount received by the Subject Executive exceeded the amount that otherwise would have been received had it been determined based on the Accounting Restatement (the “Overpayment”).

For incentive-based compensation based on stock price or total shareholder return, where the amount of erroneously awarded compensation is not subject to mathematical recalculation directly from the information in the Accounting Restatement, the amount must be based on a reasonable estimate of the effect of the Accounting Restatement on the stock price or total shareholder return upon which the incentive-based compensation was received; and the Company must maintain documentation of the determination of that reasonable estimate and provide such documentation to the exchange on which the Company’s securities are listed.

The Committee will require reimbursement or forfeiture of the Overpayment received by any Subject Executive during the three (3) completed fiscal years immediately preceding the date on which the Company is required to prepare an Accounting Restatement and any transition period (that results from a change in the Company’s fiscal year) within or immediately following those three (3) completed fiscal years.

In no event shall the Company be required to award Subject Executives an additional payment if the restated or accurate financial results would have resulted in a higher incentive-based compensation payment.

Incentive-Based Compensation

“Incentive-based compensation” covered by this Policy and the related amount that is subject to being clawed back by the Company means any compensation that is granted, earned, or vested based wholly or in part upon the attainment of financial reporting measures. The incentive-based compensation covered by this Policy and the related amount that will be subject to being clawed back by the Company includes, but is not limited to:

●	Bonus. This Policy applies to an annual bonus (including any cash-settled or equity settled annual incentive award, the settlement of which is or was contingent solely or in part upon achievement of one or more performance objectives as contemplated by W&T Offshore, Inc’s incentive compensation plan, as amended or restated from time to time, or any similar plan (the “Plan”)), paid with respect to a year to which the Accounting Restatement or miscalculation applies, except that this Policy is not applicable to any annual bonus paid solely based on satisfaction of subjective standards, such as demonstrating leadership, and/or completion of a specified employment period or paid with respect to performance for a fiscal year preceding the three (3) completed fiscal years immediately prior to the fiscal year in which the Committee determines that an Accounting Restatement or new calculation is required. The amount subject to being clawed back will be the incremental amount, without regard to any taxes paid, that the Board determines was paid in excess of the amount that would have been paid had the financial statements been in material compliance with the financial reporting requirements under U.S. federal securities laws or all calculations had been correct.

●	Restricted Stock Units and other Equity Awards. This Policy applies to the number of shares of Company common stock issued in settlement of Restricted Stock Unit (“RSU”) awards and other share-settled Awards (as defined in the Plan) granted pursuant to the Plan, the settlement of which is or was contingent in whole or in part upon achievement of one or more performance objectives as contemplated by the Plan and whose final day of the applicable performance period occurs in a year to which the Accounting Restatement or miscalculation applies, except that this Policy is not applicable to any RSU awards or other Plan awards whose final day of the applicable performance period occurs in a fiscal year preceding the three (3) completed fiscal years immediately prior to the fiscal year in which the Committee determines that an Accounting Restatement or new calculation is required. The number of shares subject to being clawed back will be the total shares without regard to any taxes paid that the Board determines were issued in excess of the number of shares that would have been issued had the financial statements been in material compliance with the financial reporting requirements under U.S. federal securities laws or all calculations had been correct. If any shares to be clawed back have been sold, then the proceeds of such sale, net of brokers’ commissions, may be clawed back.
●	Sale Proceeds. This Policy applies to proceeds from the sale of shares acquired through the Plan that were granted or vested solely or in part on satisfying one or more financial reporting measure performance objectives as contemplated by the Plan. Compensation that would not be considered incentive-based compensation includes, but is not limited to: (i) salaries; (ii) bonuses paid solely on satisfying subjective standards, such as demonstrating leadership, and/or completion of a specified employment period; (iii) non-equity incentive plan awards earned solely on satisfying strategic or operational measures; (iv) wholly time-based equity awards; and (v) discretionary bonuses or other compensation that is not paid from a bonus pool that is determined by satisfying one or more financial reporting measures as contemplated by the Plan.

Incentive-based compensation is deemed received in the Company’s fiscal period during which the financial reporting measure specified in the incentive-based compensation award is attained, even if the payment or grant of the incentive-based compensation occurs after the end of that period.

Method of Recoupment

The Committee shall have sole discretion in determining the form, amount and timing of the recoupment of any Overpayment, subject to applicable stock exchange rules and law. Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company pursuant to the terms of any similar policy in any employment agreement, equity award agreement, or similar agreement and any other legal remedies available to the Company, including:

●	requiring reimbursement of cash incentive-based compensation previously paid;
●	seeking recovery of any gain realized on the vesting, exercise, settlement, sale, transfer, or other disposition of any equity-based awards granted as incentive based compensation;

●	offsetting the recouped amount from any compensation otherwise owed by the Company to the Subject Executive;
●	cancelling outstanding vested or unvested equity awards; and/or
●	taking any other remedial and recovery action permitted by law, as determined by the Committee.

In lieu of requiring a claw back of amounts in accordance with the above bullet points, the Committee may claw back unvested equity awards, as determined by the Committee.

Impracticability

The Committee shall recover any Overpayment in accordance with this Policy except to the extent that the Committee determines such recovery would be impracticable because:

●	direct expenses paid to a third party to assist in enforcing the policy would exceed the amount to be recovered;
●	recovery would violate home country law where that law was adopted prior to November 28, 2022; or
●	recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.

No Indemnification

The Company shall not indemnify any Subject Executive against the loss of any incorrectly awarded incentive-based compensation.

Each Subject Executive’s acceptance of incentive-based compensation shall constitute his or her agreement (i) to be bound by this Policy and (ii) to not seek indemnification or contribution from the Company for any amounts clawed back.

Before the Committee determines to seek recovery pursuant to this Policy, it shall provide to the Subject Executive written notice and the opportunity to be heard at a meeting of the Board of Directors of the Company.

Effective Date

This Policy shall be effective as of December 1, 2023 (the “Effective Date”) and shall apply to Incentive-based compensation (including Incentive-based compensation granted pursuant to arrangements existing prior to the Effective Date). Notwithstanding the foregoing, this Policy shall only apply to Incentive-based compensation received (as determined pursuant to this Policy) on or after October 2, 2023.

Amendment or Termination

The Board may amend this Policy from time to time in its discretion. The Board may terminate this Policy at any time.